

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 21, 2011

<u>By E-Mail</u>

Peter Gray
Executive Vice President, General Counsel and Secretary
ModusLink Global Solutions, Inc.
1601 Trapelo Road
Waltham, MA 02451

> **Re: ModusLink Global Solutions, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed November 18, 2011**
> **File No. 1-35319**

Dear Mr. Gray:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Schedule 14A</u>

<u>Background to the Peerless Solicitation, page 4</u>

1. We note that on November 15, 2011, the Company announced that the Board had decided to explore strategic alternatives aimed at enhancing stockholder value. Please revise to describe the strategic alternatives.

<u>Security Ownership of Certain Beneficial Owners, page 21</u>

2. Please revise to update the beneficial ownership information as of the most recent practicable date. Refer to Item 403 of Regulation S-K and Item 6(d) of Schedule 14A.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions